October 15, 2002




Mr. Mark Miller, Chief Financial Officer
American Skiing Company
136 Heber Avenue, Suite 303
Park City, Utah 84060


Dear Mr. Miller:


The Auditing Standards Board's recently released Interpretation of AU 508, "Reports on Audited Financial Statements", requires that when a company's previous independent auditor has ceased operations and is unable to issue a report on previous years' results that reflect discontinued operations, a re-audit of those previous years must be performed.

It is our understanding that as a result of the sale by American Skiing Company of its Heavenly ski resort in fiscal 2002, the Company will be reflecting the operations of Heavenly ski resort as discontinued operations for fiscal years 2002, 2001 and 2000 in accordance with Statement of Financial Accounting Standards No. 144. Therefore, based on the guidance in the recent interpretation, the Company will be required to have the prior two years re-audited before presentation of comparative period results in its fiscal 2002 annual report. Due to the time required for us to complete this re-audit, we will be unable to issue our report covering our audits of the consolidated financial statements as of July 28, 2002 and July 29, 2001 and for each of the years in the three-year period ended July 28, 2002 prior to October 27, 2002.

We have read and agree with the comments in Form 12b-25 of American Skiing Company dated October 15, 2002.

Very truly yours,

KPMG LLP